UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SPY, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

685317 10 9

(CUSIP Number)

Matthew D. Short, Esq.

Procopio, Cory, Hargreaves & Savitch LLP

525 B Street, Suite 2200

San Diego, CA 92101

(619) 238-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 685317 10 9

1. Name of Reporting Persons:
Harlingwood (Alpha), LLC

2. Check the Appropriate Box If a Member of a Group	a. [ ]
b. [ ]

3. SEC Use Only

4. Source of Funds:	OO

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power	0

8. Shared Voting Power	1,426,406

9. Sole Dispositive Power	0

10. Shared Dispositive Power	1,426,406

11. Aggregate Amount Beneficially Owned by Each Reporting Person	1,426,406

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	10.3%

14. Type of Reporting Person	OO

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CUSIP No. 685317 10 9

1. Name of Reporting Persons:
Harlingwood Investment Partners I, LLC
2. Check the Appropriate Box If a Member of a Group	a. [ ]
b. [ ]

3. SEC Use Only

4. Source of Funds:	not applicable

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power	0

8. Shared Voting Power	1,426,406

9. Sole Dispositive Power	0

10. Shared Dispositive Power	1,426,406

11. Aggregate Amount Beneficially Owned by Each Reporting Person	1,426,406

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	10.3%

14. Type of Reporting Person	OO

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CUSIP No. 685317 10 9

1. Name of Reporting Persons:

Fir Geenen

2. Check the Appropriate Box If a Member of a Group	a. [ ]
b. [ ]

3. SEC Use Only

4. Source of Funds:	not applicable

5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization:	United States

Number of Shares Beneficially Owned by Each Reporting Person With

7. Sole Voting Power	0

8. Shared Voting Power	1,426,406

9. Sole Dispositive Power	0

10. Shared Dispositive Power	1,426,406

11. Aggregate Amount Beneficially Owned by Each Reporting Person	1,426,406

12. Check If the Aggregate Amount in Row 11 Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row 11	10.3%

14. Type of Reporting Person	IN

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Item 1.     Security and Issuer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed on behalf of the Reporting Persons with the Securities Exchange Commission on March 9, 2011, and as amended on each of September 14, 2012 and December 28, 2012 (collectively, the “Statement”). This Amendment No. 3 relates to shares of the common stock (the “Common Stock”), $0.0001 par value, of Spy Inc. (formerly known as Orange 21 Inc.) (the “Company”). The principal executive offices of the Company are located at 2070 Las Palmas Drive, Carlsbad, California 92011.

Except as specifically amended by this Amendment, the disclosure in the Statement remains in full force and effect. Capitalized terms used in this Amendment but not otherwise defined shall have the meanings given to such terms in the Statement.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

(a)	Investor owns (i) 712,121, or 5.0% of the outstanding, shares of Common Stock, (ii) a promissory note (the “First Note”) in the amount of $1,000,000 issued by Spy Optic Inc., a subsidiary of the Company, the principal and interest owed under such Note are convertible into shares of Common Stock of the Company at a conversion price of $1.40 per share as described in Item 6(c) below, and (iii) a promissory note (the “Second Note” and together with the First Note, the “Notes”) in the amount of $500,000 issued by Spy Optic Inc. a subsidiary of the Company, the principal and interest owed under such Note are convertible into shares of Common Stock of the Company at a conversion price of $1.40 per share as described in Item 6(c) below. As of the date of this Amendment No. 3, the First Note is convertible into 714,285, or approximately 5.0% of the outstanding, shares of Common Stock of the Company (assuming issuance of 714,285 shares upon conversion of the First Note and 357,143 shares upon conversion of the Second Note). As of the date of this Amendment No. 3, the Second Note is convertible into 357,143, or approximately 2.5% of the outstanding, shares of Common Stock of the Company (assuming issuance of 1,071,428 shares upon conversion of the Notes). The total number of shares of Common Stock of the Company owned by Investor, plus the number of shares into which the Note may convert as of the date of this Amendment No. 3, is 1,783,549, or approximately 12.6% of the outstanding shares of Common Stock of the Company (assuming issuance of 1,071,428 shares upon conversion of the Notes). HIP is the manager of Investor and Mr. Geenen is the manager of HIP. HIP and Mr. Geenen disclaim beneficial ownership of all of the shares of the Common Stock of the Company held by Investor (including those that may be acquired upon conversion of the Notes) and this report shall not be an admission that they are the beneficial owners of such shares for purposes of Section 13(d) of the Act, or otherwise. HIP owns no stock of the Company. The percentage set forth in Row 13 of the cover page and this Item 5(a) assumes that 13,134,890 shares of Common Stock of the Company were outstanding as of the date of this Amendment No. 3, as set forth in the Issuer’s Proxy Statement on Schedule 14A filed on April 26, 2013, and the issuance of 1,071,428 shares upon conversion of the Notes. Also see Item 6(c) of this Statement, which is hereby incorporated by reference in this Item 5(a).

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6(c) is hereby amended and restated as follows:

(c)	On September 6, 2012, the Company, its subsidiary Spy Optic Inc. and Investor entered into a convertible note purchase agreement (the “First NPA”) and a registration rights agreement (the “First Registration Rights Agreement”).

On December 19, 2012, the Company, its subsidiary Spy Optic Inc. and Investor entered into a convertible note purchase agreement (the “Second NPA”) and a registration rights agreement (the “Second Registration Rights Agreement” and together with the First Registration Rights Agreement, the “Registration Rights Agreements”).

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The First Note was issued to Investor pursuant to the terms of the First NPA. The Second Note was issued to Investor pursuant to the terms of the Second NPA. The Notes accrue interest at the rate of 12% per annum, which will convert to principal on the respective Notes on the last day of each calendar month in arrears. Such capitalized amounts will then become convertible into shares of Common Stock of the Company. The Notes are convertible until they are fully paid. If no principal or interest is prepaid during the term of the First Note, the First Note will be convertible into a total of 860,992 shares of Common Stock of the Company on the date the First Note matures. If no principal or interest is prepaid during the term of the Second Note, the Second Note will be convertible into a total of 416,234 shares of Common Stock of the Company on the date the Second Note matures. On May 8, 2013, Spy Optic Inc. and Investor entered in an Amendment to the First Note and the Second Note pursuant to which the maturity date of each of the First Note and the Second Note was extended from April 1, 2014 to April 1, 2015.

The Registration Rights Agreements provide Investor with piggy-back registration rights pursuant to which the Company is required to provide notice to Investor of certain proposed public offerings of the Company’s common stock and, if Investor so requests, register the shares of common stock issued to Investor upon conversion of the Notes for resale by Investor, subject to certain conditions and limitations described in the Registration Rights Agreements.

Item 7. Materials to Be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 1 Joint Filing Agreement, by and among Harlingwood (Alpha), LLC, Harlingwood Investment Partners I, LLC and Fir Geenen, dated May 20, 2013.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 20, 2013

HARLINGWOOD (ALPHA), LLC

By:	Harlingwood Investment Partners I, LLC,
Manager

By /s/ Fir Geenen
Fir Geenen, Manager

HARLINGWOOD INVESTMENT PARTNERS I, LLC,

By:	/s/ Fir Geenen
Fir Geenen, Manager

/s/ Fir Geenen

FIR GEENEN

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C, 1001)

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EXHIBIT 1

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D/A to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Date: May 20, 2013

HARLINGWOOD (ALPHA), LLC

By:	Harlingwood Investment Partners I, LLC,
Manager

By /s/ Fir Geenen
Fir Geenen, Manager

HARLINGWOOD INVESTMENT PARTNERS I, LLC,

By /s/ Fir Geenen

Fir Geenen, Manager

/s/ Fir Geenen

FIR GEENEN

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